BCE Emergis

03003906

February 3, 2003

SEC MAIL RECEIVED PROCESSING FEB 13 2003 WASH. D.C. SECTION

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

SUPPL

Dear Sir or Madam:

John Sypnowich
Vice President and
General Counsel

Re: BCE Emergis Inc. (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Press release entitled BCE Emergis meets targets and reports improved EBITDA and earnings for the fourth quarter, dated January 28, 2003.
- Press release entitled BCE Emergis and Ontario Chiropractic Association sign new partnership agreement, dated January 31, 2003.

If you have any questions with respect to the attached, please call the undersigned at (514) 868-2341. Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

JS/cv
Encls.

BCE Emergis Inc.
1155, René-Lévesque Blvd. West
Suite 2200
Montréal, Québec
H3B 4T3
Tel. : 514-868-2341
Telec. : 514-868-2340

BCE Emergis

News Room

Monday, February 3rd, 2003

Press Releases 2003

- Download or view Fourth Quarter and 2002 results (pdf, 80.9k)
- Download supplementary financial information (ppt, 248k)
- Webcast: Listen to the Fourth Quarter Financial Results conference call

BCE Emergis meets targets and reports improved EBITDA and earnings for the fourth quarter

Revenue, EBITDA and EPS in line with targets:

- Revenue of $130.9 million
- EBITDA rises to $21.4 million ($19.2 million before adjustment to restructuring and other charges)
- EPS reaches $0.08 ($0.06 before adjustment to restructuring and other charges) up from $0.05 in third quarter

Montréal, Québec (Canada) January 28, 2003 - BCE Emergis Inc. (TSX: IFM), a leading North American eBusiness company, today announced its fourth quarter financial results for the period ended December 31, 2002. The Company ended 2002 on a positive note with two consecutive quarters of profitability and positive cash flow from operating activities.

Revenue for the fourth quarter came in at $130.9 million compared with $135.1 million for the third quarter and $181.4 million for the fourth quarter of 2001. EBITDA[1] came in at $21.4 million ($19.2 million before adjustment to restructuring and other charges), from $18.5 million in the third quarter, and $35.2 million for the fourth quarter of 2001. A year-end review of the restructuring and other charges taken in the second quarter has resulted in a $2.2 million downward revision to the total charges. Reported net income increased to $8.6 million ($6.4 million before adjustment to restructuring and other charges) compared with $4.8 million in the third quarter and a loss of $101.3 million in the fourth quarter of 2001. EPS is $0.08 ($0.06 before adjustment to restructuring and other charges) up from $0.05 in the third quarter and up from the reported loss per share of $1.03 in the fourth quarter of 2001. On January 1, 2002, the Company adopted section 3062 of the CICA Handbook, "Goodwill and Other Intangible Assets". Accordingly, reported results for the fourth quarter and fiscal year ended December 31, 2002 do not include any goodwill amortization. Fourth quarter 2001 net loss and loss per share, excluding goodwill amortization, were respectively, $12.2 million and $0.12.

"I am encouraged with the results we delivered this quarter. We met our previously announced fourth quarter targets and I believe they position us well to deliver on our 2003 targets," stated Pierre Blouin, BCE Emergis chief executive officer.

"This was nonetheless the most demanding year BCE Emergis has had to face and everyone worked hard to serve and attract customers, tightly manage costs and streamline our suite of solutions."

Continued Christian Trudeau, president and chief operating officer: "While we had our share of challenges in 2002, including the softness of markets in North America, we were successful in signing and renewing large contracts throughout our product lines. We are confident that our renewed focus on customer service and execution should enable us to generate increased recurring revenue in our core business in 2003."

FINANCIAL HIGHLIGHTS

"We continue to improve operating results and the overall financial performance of the Company," commented John Valentini, chief financial officer. "We are comfortable with the strength of our balance sheet with $107 million cash on hand and positive cash flow from operating activities, for the second consecutive quarter, at $13.6 million."

The Company has also made the decision in 2002 to exit a number of its products and put in place a leaner, more agile organization focused on two key verticals, health and financial services, across North America.

Fourth quarter results:

- Revenue totaled $130.9 million in the fourth quarter compared with $181.4 million for the fourth quarter in 2001. The year-over-year revenue decline reflects mainly the impact of lower non-recurring revenue of $31 million, as well as lower recurring revenue of $17 million representing the fixed revenue reduction related to the distribution agreement for legacy products with Bell Canada.
    - The eHealth business unit accounted for $63.2 million or 48 per cent of total revenue compared with $83.0 million or 46 per cent in 2001.
    - The Canadian business unit recorded $58.5 million or 45 per cent of total revenue compared with $82.7 million or 46 per cent in 2001.
    - The U.S. business unit generated $9.2 million or 7 per cent of total revenue compared with $15.7 million or 8 per cent in 2001.
- Recurring revenue stood at $117.0 million or 89 per cent of total revenue compared with $136.5 million or 75 per cent of total revenue in the fourth quarter of 2001.
- Related party revenue was $31.6 million, or 24 per cent of total revenue, compared with $76.6 million in the fourth quarter of 2001, which represented 42 per cent of total revenue.

Full year results:

- Revenue in 2002 totaled $539.9 million compared with $656.4 million in 2001. Revenue for the year felt the impact of a $93 million decline in non-recurring revenue, and lower recurring revenue of $34 million representing the fixed revenue reduction related to the distribution agreement for legacy products with Bell Canada.
    - The eHealth business unit accounted for $276.9 million or 51 per cent of total revenue compared with $307.0 million or 47 per cent in 2001;

- The Canadian business unit recorded $235.6 million or 44 per cent of total revenue compared with $296.4 million or 45 per cent in 2001;
- The U.S. business unit generated $27.4 million or 5 per cent of total revenue compared with $53.0 million or 8 per cent in 2001.

- Recurring revenue was $489.9 million or 91 per cent of total revenue compared with $513.1 million or 78 per cent in 2001.
- Related party revenue was $141.3 million or 26 per cent of total revenue compared with $205.4 million in 2001, which represented 31 per cent of total revenue.
- EBITDA amounted to $28.6 million compared with $126.8 million in the previous year. The 2002 total excludes restructuring and other charges of $116.8 million taken in the year.
- The reported net loss totaled $110.3 million (net loss of $15.4 million excluding the after-tax effect of restructuring and other charges) compared with a reported net loss of $414.4 million in 2001. Fiscal 2001 net loss excluding goodwill amortization was $49.3 million.
- The reported net loss per share was $1.09 (loss per share of $0.15 excluding the after-tax effect of restructuring and other charges) compared with a loss per share of $4.35 in 2001. Excluding goodwill amortization, the loss per share in 2001 was $0.52.

OPERATING HIGHLIGHTS

The eHealth business unit renewed a number of long-term agreements with current clients in the fourth quarter, in both Canada and the United States. In Canada, eHealth's higher claims' volume translated into higher recurring revenue, growing 13 per cent from the third quarter. Strong adoption of services at both Sun Life and the Workplace Safety and Insurance Board (WSIB) in Ontario also saw claims transactions increase respectively by 33 per cent and 60 per cent. In the United States, the Company experienced a decline in business volume of 9 per cent from the third quarter.

The U.S. business unit also saw significant progress in both eInvoicing and eLending products. On the eInvoicing side, there was a 17 per cent increase in trading partners as well as a 6 per cent increase in transactions in the fourth quarter compared with the third quarter. In addition, following the launch in December of the eLending service with Freddie Mac, systems integration began with some 12 national vendors, bringing the total number of customers implemented to 40 vendors and 5 lenders, which exceeded the Company's expectations.

VISA Commerce is one step closer to becoming available to the market as the next generation electronic eBusiness payment solution; it has been running live transactions through the U.S. Bank Corp.-VISA Commerce program. Two major Visa member financial institutions are participating in the VISA Commerce pilot program: U.S. Bank Corp and CitiGroup.

The Canadian business unit strengthened its relationship with Bell Canada in the fourth quarter. The Company will be Bell Canada's preferred supplier of a new suite of network-centric eSecurity services. The three-year arrangement will enable both Bell Canada and BCE Emergis to leverage their expertise acquired through their joint work in the federal government Secure Channel project for Bell Canada customers. The National Bank also chose the BCE Emergis eLending Interchange solution for processing mortgage requests in its branches throughout Québec.

2003 REPORTING STRUCTURE
As announced on December 18, 2002, the Company has reorganized into two reporting units: health and financial services. The objective of this reorganization is to align the operating structure with its major product lines and North American target market segments in which the Company operates. Results will be consolidated accordingly: health will include the Company's American and Canadian eHealth businesses; financial services will regroup what were previously defined as U.S. and Canadian business unit activities. The new reorganization will be reflected in the Company's financial reporting beginning with the first quarter results for fiscal 2003.

BUSINESS OUTLOOK
In 2002, the Company generated profit and positive cash flow for two consecutive quarters in spite of industry turmoil and uncertain market conditions. However, total revenue targets for 2003 reflect the impact of both the fixed revenue reduction in the distribution agreement of legacy products with Bell Canada and divestitures. Through 2003, the Company expects to deliver sustained profitability as it begins to execute on its 2003 business strategy and to see the impact of agreements signed in 2002. Management offers the following targets for the quarter ending March 31, 2003:

- Revenue is targeted to be in the range of $120 million to $128 million, reflecting lower revenue from the distribution agreements of legacy products with Bell Canada.
- EBITDA is targeted to be in the range of $16 million to $20 million.
- EPS is targeted to be in the range of $0.04 to $0.08.

As announced on December 18, 2002, targets for the year 2003 are as follows:

- Revenue is targeted to be in the range of $510 to $550 million.
- EBITDA is targeted to be in the range of $71 and $85 million.
- EPS is targeted to be in the range of $0.20 to $0.28.

The Company is taking a mid- to long-term perspective on the business and accordingly, beginning with the announcement of its first quarter results, will not provide further quarterly guidance in 2003.

JANUARY 28, 2003 CONFERENCE CALL AND WEBCAST
The Company will hold a conference call and live webcast today, January 28, 2003, at 5:30 p.m., to discuss its financial results for the fourth quarter and year-end 2002. To participate, interested stakeholders can dial the following toll-free number, 1 800 273-9672; in Toronto, (416) 695-5806. The fourth quarter 2002 news release, as well as an additional information package, will be posted on www.emergis.com after 4:00 p.m. on Tuesday, January 28, 2003. The news release will also be available via CCNMatthews.

The instant replay of the webcast will begin at 7:30 p.m. on January 28, 2003 and be available during 48 hours. To listen, interested participants should dial the following toll-free number, 1 800 408-3053; in Toronto, (416) 695-5800. The access code is 1354508.

About BCE Emergis
BCE Emergis is a leading North American eBusiness company enabling specialized transaction processes for the health and finance sectors. BCE

Emergis supplies solutions to businesses that automate transactions between companies and allows them to interact and transact in real-time. Its leading technologies are centred on claims processing, electronic bill presentment and payment solutions.

BCE Emergis customers include 14 leading North American health insurers, three of the top five U.S. banks, five of the top six Canadian banks, and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: the ability of the Company's strategies to produce the expected benefits and growth prospects; the uncertainty of the Canadian and U.S. economies; fluctuations in the currency exchange rates between the Canadian and U.S. dollar; the extent of the adoption of eBusiness; the adoption rate of our solutions by our customers and their channel partners; the Company's ability to respond to the industry's rapid pace of change; competition; the ability of the Company to continue to grow its revenues; the volatility of the Company's quarterly operating results; the ability of the Company to manage and expand its U.S. operations; the ability of the Company to integrate acquisitions; the Company's reliance on strategic relationships, including its relationship with BCE Inc.; the Company's dependence on contracting medical service providers and the risk of professional liability relating to its medical management services; the possibility of defects in software or failures in the processing of transactions; the possibility of security and privacy breaches; the ability of the Company to attract and retain highly trained personnel; the ability of the Company to develop and maintain its intellectual property; the risk of intellectual property infringement claims against the Company; the integrity of public key cryptology technology used by the Company; and the risk of increased government regulation of the Company's operations. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT JANUARY 28, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For additional information:

Anna di Giorgio
Corporate Communications
(514) 868-2358
anna.digiorgio@emergis.com

John Gutpell
Investor Relations
(514) 868-2232
john.gutpell@emergis.com

[1] EBITDA used in this quarterly report does not have a meaning under Canadian Generally Accepted Accounting Principles (GAAP) and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as earnings before depreciation, amortization of intangibles, interest, write-down of assets, gains of sale of exited activities and other expenses. No reconciliation is provided in the Interim Consolidated Statement of Earnings.

BCE Emergis

News Room

Monday, February 3rd, 2003

Press Releases 2003

BCE Emergis and Ontario Chiropractic Association sign new partnership agreement
BCE Emergis extends reach in Canada's health care market
OCA enhances the value of its practice management solution

Montréal, Québec, CANADA - January 31, 2003 - BCE Emergis Inc. (TSX: IFM) announced today a preferred supplier relationship with the Ontario Chiropractic Association (OCA). Under the agreement, users of OCA's Practice Management Program (PMP) - including chiropractors, physiotherapists and other paramedical service providers - will have the ability to automatically and seamlessly access the BCE Emergis web-enabled health claims approval and payment system from their practice management software.

"We are extremely pleased to work with Ontario Chiropractic Association in meeting the claims management needs of its Practice Management Program users," said Daniel Baron, president of eHealth (Canada) of BCE Emergis. "Our business relationship with the Workplace Safety & Insurance Board of Ontario (WSIB) and other major private insurance carriers ensures these providers benefit from faster, more consistent transaction-based processes for submitting and settling claims."

The agreement with OCA will greatly facilitate provider adoption of electronic claims submission to the WSIB. The WSIB, the largest payer of work-related health claims in Canada, receives over 300,000 claims and processes about four million paper bills annually. Through its five-year agreement with BCE Emergis, the WSIB extends to Ontario's 27,000 health and medical services providers-including the more than 2,000 members of OCA-the opportunity to benefit from improved workflow, faster reimbursement and a simpler overall process, at no cost.

BCE Emergis claims management services increase operational efficiencies on behalf of health care payers and providers by enabling the electronic validation, authorization and payment of their health insurance claims. In addition to extended health services such as chiropractic, physiotherapy and massage, BCE Emergis services facilitate submission, routing, adjudication and/or payment of drug and dental claims on behalf of 99 per cent of Canadian pharmacies and 62 per cent of Canadian dentists.

"The users of our Practice Management Program will benefit greatly from this value-added integration of the PMP with the BCE Emergis solution," said Dr. Bryan Wolfe, chair of the OCA PMP Software Committee. "BCE Emergis web-enabled health claim services reduce the administrative burden on chiropractors so that they can concentrate on what they do best-enhancing the health and well being of the citizens of Ontario."

BCE Emergis services, which utilize the voluntary pan-Canadian National e-Claims Standard (NeCST) for claims exchange across benefit groups, are fast becoming the solution of choice for health care payers and providers seeking guaranteed performance and security for the transmission of confidential and sensitive information that can also contribute to the Canadian Electronic Health Record.

Concludes Baron: "The agreement with OCA underscores our proven ability to deliver technology that meets the needs of health care professionals and the public and private carriers that represent their patients."

About BCE Emergis
BCE Emergis is a leading North American eBusiness company enabling specialized transaction processes for the health and finance sectors. BCE Emergis supplies solutions to businesses that automate transactions between companies and allows them to interact and transact in real-time. Its leading technologies are centred on claims processing, electronic bill presentment and payment solutions. BCE Emergis customers include 14 leading North American health insurers, three of the top five U.S. banks, five of the top six Canadian banks, and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: the ability of the Company's strategies to produce the expected benefits and growth prospects; the uncertainty of the Canadian and U.S. economies; fluctuations in the currency exchange rates between the Canadian and U.S. dollar; the extent of the adoption of eBusiness; the adoption rate of our solutions by our customers and their channel partners; the Company's ability to respond to the industry's rapid pace of change; competition; the ability of the Company to continue to grow its revenues; the volatility of the Company's quarterly operating results; the ability of the Company to manage and expand its U.S. operations; the ability of the Company to integrate acquisitions; the Company's reliance on strategic relationships, including its relationship with BCE Inc.; the Company's dependence on contracting medical service providers and the risk of professional liability relating to its medical management services; the possibility of defects in software or failures in the processing of transactions; the possibility of security and privacy breaches; the ability of the Company to attract and retain highly trained personnel; the ability of the Company to develop and maintain its intellectual property; the risk of intellectual property infringement claims against the Company; the integrity of public key cryptology technology used by the Company; and the risk of increased government regulation of the Company's operations. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT JANUARY 31, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For more information:

Anna di Giorgio
Corporate Communications
(514) 868-2358
anna.digiorgio@emergis.com

John Gutpell
Investor Relations
(514) 868-2232
john.gutpell@emergis.com